February 14, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

100 F Street N.E.

Washington, D.C. 20549

Re: Abercrombie & Fitch Co.

Form 10-K for Fiscal Year Ended January 29, 2011

Filed March 29, 2011

File No. 001-12107

Dear Ms. Jenkins:

This letter sets forth the response of Abercrombie & Fitch Co. (the “Company”) to the oral comment provided by the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on January 31, 2012 in respect of the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2011 (the “Form 10-K”), which was filed March 29, 2011.

Form 10-K for Fiscal Year Ended January 29, 2011

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Stores and Distribution Expense, page 65

1.	In your letter dated June 28, 2010, you indicated you would disclose the dollar amount of shipping costs for direct to consumer sales, and purchasing, receiving, and warehousing costs (i.e. costs associated with your distribution centers) as such costs are classified within the Stores and Distribution Expense caption of your statement of operations.

In addition to this disclosure, please provide the dollar amount of handling costs (i.e., costs associated with your distribution centers) related to store operations as such costs are classified within the Stores and Distribution Expense caption of your statement of operations.

In response to the Staff’s comment we will revise future filings to disclose the dollar amount of the handling costs associated with our store operations. The dollar amount will not include any amount related to shipping costs associated with our store operations as these are included in the Cost of Goods Sold caption of our statement of operations.

The revised disclosure (in our January 28, 2012 Form 10-K) will read as follows: “Shipping and handling costs incurred to store, move and prepare the products for shipment and costs incurred to physically move the product to the customers, associated with direct-to-consumer operations was $xx.x million, $38.9 million and $30.7 million for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively. Handling costs incurred to store and prepare the products for shipment to the stores was $xx.x million, $xx.x million and $xx.x million for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively. These amounts are recorded within Stores and Distribution Expense in our Consolidated Statements of Operations. Costs incurred to physically move the product to the stores is recorded within Cost of Goods Sold in our Consolidated Statements of Operations.”

I hope that the foregoing has been responsive to the Staff’s comment. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (614) 283-6400.

Very truly yours,

/s/ Jonathan E. Ramsden

Jonathan E. Ramsden

Executive Vice President and Chief Financial Officer

Abercrombie & Fitch Co.